adidas

GROUP

RECEIVED

2008 DEC -5 A 1:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

[redacted]

08006156

PROCESSED

DEC 09 2008

THOMSON REUTERS

SUPPL

01.12.2008

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which were not published in that form on our website:

- Publication of Change of the No. of Voting Rights of October 31, 2008 through euro adhoc according to § 26a WpHG (Attachment No. 1)
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 12, 2008 (Attachment No. 2)
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on November 14, 2008 (Attachment No. 3)
- Announcement Pursuant to § 62 Section 3 of the German Law Regulating Transformation of Companies published on November 28, 2008 (Attachment No. 4)
- Announcement Pursuant to § 62 Section 3 of the German Law Regulating Transformation of Companies published on November 28, 2008 (Attachment No. 5)

The above publications were disclosed promptly via Pink OTC Markets' OTCQX listing platform.

Please be informed that we are aware of the amendments passed by the SEC with regard to Rule 12g-3-2(b). Within the three months' transition period, we will ensure that all publications will be available on our corporate website and we will subsequently refrain from filing additional paper submissions.

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

Chairman of Supervisory Board: Dr. Hans Friderichs

Chairman of Executive Board: Herbert Hainer

Executive Board: Glenn Bennett, Robin Stalker, Erich Stamminger

adidas-Group.com

91072 Herzogenaurach

Amtsgericht Fürth HRB 3868

UST-IDNR: DE 132490588

HypoVereinsbank, Erlangen BLZ 76320072 / Kto. 4 607 112

Dresdner Bank, Erlangen BLZ 76080040 / Kto. 540 690 000

Bay. Landesbank, München BLZ 70050000 / Kto. 54 719

adidas

GROUP

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

Anja Smith

euro adhoc: adidas AG / Release according to article 26a WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Total number of voting rights announcement transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

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adidas AG hereby announces that at the end of the month October 2008 the number of voting rights amounts to a total of 198186737 voting rights. The change of total voting rights is effective as of 06.10.2008.

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Robin Stalker

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 10.11.2008
No of items: 3600
Currency: Euro
Price: 28.4300
Total amount traded: 102,348.0000
Place: Frankfurt/Main
Explanation: Purchase was executed via a joint account held by Robin Stalker and his wife, Cornelia Stalker.

Further inquiry note:

Issuer subject to the publication requirement:

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emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com

WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Herbert Hainer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 13.11.2008
No of items: 4000
Currency: Euro
Price: 24.9200
Total amount traded: 99,680.0000
Place: Frankfurt/Main
Explanation:

Further inquiry note:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com

Rule 12g3-2(b) File No. 082-04278 - Attachment 3

sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

adidas

GROUP

adidas AG
Herzogenaurach

WKN: 500340
ISIN DE0005003404

Announcement Pursuant to § 62 Section 3 of the Law Regulating Transformation of Companies (Umwandlungsgesetz - UmwG)

Reebok Deutschland GmbH, registered under HRB 10929 at the commercial register of the local court Fuerth, as transferring company shall be merged into adidas AG, registered under HRB 3868 at the commercial register of the local court Fuerth, as absorbing company. Thus, Reebok Deutschland GmbH transfers its entire assets and property including all rights and obligations by dissolution without liquidation to adidas AG by means of a merger (§ 2 number 1 UmwG). The merger shall be carried out internally effective as of January 1, 2009 (effective date of the merger). The merger is based on the annual balance sheet of Reebok Deutschland GmbH as at December 31, 2008 as closing balance.

The draft of the merger agreement was submitted to the commercial register responsible for adidas AG. The Executive Board is planning to make use of § 62 section 1 UmwG as at the time of the resolution by the shareholders' meeting of Reebok Deutschland GmbH on the approval of the merger agreement more than 90% of the stock capital of Reebok Deutschland GmbH will be owned by the absorbing company, adidas AG, hence a resolution on the merger is not required with regard to adidas AG.

The Executive Board hereby informs the shareholders of their right pursuant to § 62 section 2 UmwG. In accordance with this, a resolution on the merger by the Annual General Meeting is only required if shareholders of adidas AG, whose shares amount to one twentieth of the stock capital, demand the convocation of an Annual General Meeting in which the approval of the merger shall be resolved. A demand for convocation can only be considered if it is made no later than the end of December 31, 2008, proving their share property. Such convocation shall be addressed to adidas AG.

At the business premises of adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, the following documents are on display for shareholders:

1. Draft of the merger agreement between adidas AG and Reebok Deutschland GmbH,

2. Annual accounts and management report of adidas AG for the fiscal years of 2005, 2006 and 2007,

3. Annual accounts and management reports of Reebok Deutschland GmbH for the fiscal years of 2005, 2006 and 2007,

4. Interim financial statements of adidas AG and Reebok Deutschland GmbH as at September 30, 2008.

On request, each shareholder of adidas AG will be provided with copies of these documents promptly and without charge.

Herzogenaurach, November 2008

adidas AG
The Executive Board

adidas

GROUP

adidas AG
Herzogenaurach

WKN: 500340
ISIN DE0005003404

Announcement Pursuant to § 62 Section 3 of the Law Regulating Transformation of Companies (Umwandlungsgesetz - UmwG)

ASL - American Sports & Leisure Vertriebs GmbH, registered under HRB 10926 at the commercial register of the local court Fuerth, as transferring company shall be merged into adidas AG, registered under HRB 3868 at the commercial register of the local court Fuerth, as absorbing company. Thus, ASL - American Sports & Leisure Vertriebs GmbH transfers its entire assets and property including all rights and obligations by dissolution without liquidation to adidas AG by means of a merger (§ 2 number 1 UmwG). The merger shall be carried out internally effective as of January 1, 2009 (effective date of the merger). The merger is based on the annual balance sheet of ASL - American Sports & Leisure Vertriebs GmbH as at December 31, 2008 as closing balance.

The draft of the merger agreement was submitted to the commercial register responsible for adidas AG. The Executive Board is planning to make use of § 62 section 1 UmwG as at the time of the resolution by the shareholders' meeting of ASL - American Sports & Leisure Vertriebs GmbH on the approval of the merger agreement more than 90% of the stock capital of ASL - American Sports & Leisure Vertriebs GmbH will be owned by the absorbing company, adidas AG, hence a resolution on the merger is not required with regard to adidas AG.

The Executive Board hereby informs the shareholders of their right pursuant to § 62 section 2 UmwG. In accordance with this, a resolution on the merger by the Annual General Meeting is only required if shareholders of adidas AG, whose shares amount to one twentieth of the stock capital, demand the convocation of an Annual General Meeting in which the approval of the merger shall be resolved. A demand for convocation can only be considered if it is made no later than the end of December 31, 2008, proving their share property. Such convocation shall be addressed to adidas AG.

At the business premises of adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, the following documents are on display for shareholders:

1. Draft of the merger agreement between adidas AG and ASL - American Sports & Leisure Vertriebs GmbH,

2. Annual accounts and management report of adidas AG for the fiscal years of 2005, 2006 and 2007,

3. Annual accounts of ASL - American Sports & Leisure Vertriebs GmbH for the fiscal years of 2005, 2006 and 2007,

4. Interim financial statements of adidas AG and ASL - American Sports & Leisure Vertriebs GmbH as at September 30, 2008.

On request, each shareholder of adidas AG will be provided with copies of these documents promptly and without charge.

Herzogenaurach, November 2008

adidas AG
The Executive Board

END